Report on Annual Meeting of Shareholders

The Annual Meeting of Shareholders of The Zweig Total Return Fund, Inc. was held on May 14, 2013. The meeting was held for purposes of electing two (2) nominees to the Board of Directors.

   The results were as follows:

Election Directors
Votes For
Votes Withheld


George R. Aylward
Votes For       26,749,951
Votes Withheld       3,119,510


William H. Wright II
Votes For         26,821,391
Votes Withheld       3,048,130

       Based on the foregoing, George R. Aylward was re-elected and William H.
Wright II was elected as Directors. The Fund's other Directors who continue in office are Charles H. Brunie, Wendy Luscombe, James B. Rogers, Jr., and R.
Keith Walton.